UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

PMV PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.00001

(Title of Class of Securities)

69353Y 103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69353Y 103

1	NAMES OF REPORTING PERSONS Euclidean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,179,416
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,179,416

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,179,416
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 69353Y 103

1	NAMES OF REPORTING PERSONS James H. Simons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,179,416
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,179,416

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,179,416
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69353Y 103

1	NAMES OF REPORTING PERSONS Marilyn H. Simons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,179,416
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,179,416

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,179,416
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69353Y 103

1	NAMES OF REPORTING PERSONS Ashvin B. Chhabra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,179,416
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,179,416

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,179,416
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69353Y 103

1	NAMES OF REPORTING PERSONS Greenland NFP B Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,601,637
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,601,637

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,601,637
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 69353Y 103

1	NAMES OF REPORTING PERSONS Greenland NFP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 132,601
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 132,601

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,601
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 69353Y 103

1	NAMES OF REPORTING PERSONS Greenland FP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 751,409
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 751,409

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,409
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 69353Y 103

1	NAMES OF REPORTING PERSONS Greenland A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 693,769
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 693,769

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1(a).	Name of Issuer:

PMV Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8 Clarke Drive, Suite 3

Cranbury, NJ 08512

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Euclidean Capital LLC (“Euclidean Capital”)

James H. Simons (“Mr. Simons”)

Marilyn H. Simons (“Mrs. Simons”)

Ashvin B. Chhabra (“Mr. Chhabra”)

Greenland A LLC

Greenland FP LLC

Greenland NFP B Ltd.

Greenland NFP LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

160 Fifth Avenue, 9th Floor

New York, NY 10010

Item 2(c).	Citizenship:

Euclidean Capital is a Delaware limited liability company

Mr. Simons is a United States citizen

Mrs. Simons is a United States citizen

Mr. Chhabra is a United States citizen

Greenland A LLC is a Delaware limited liability company

Greenland FP LLC is a Delaware limited liability company

Greenland NFP B Ltd. is a share company incorporated in the British Virgin Islands

Greenland NFP LLC is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 (“Common Stock”)

Item 2(e).	CUSIP Number:

69353Y 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages are based on 44,773,748 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed on November 13, 2020.

Euclidean is the manager of each of Greenland A LLC, Greenland FP LLC, Greenland NFP B Ltd., and Greenland NFP LLC. Mrs. Simons and Mr. Simons are owners and managers of Euclidean, and Ashvin Chhabra is President, CIO and Manager of Euclidean.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

EUCLIDEAN CAPITAL LLC

By:	/s/ Joseph Cosmai
Name: Joseph Cosmai
Title: Manager

/s/ James H. Simons
JAMES H. SIMONS

/s/ Marilyn H. Simons
MARILYN H. SIMONS

/s/ Ashvin B. Chhabra
ASHVIN B. CHHABRA

GREENLAND A LLC

By:	/s/ Joseph Cosmai
Name: Joseph Cosmai
Title: Manager of Euclidean Capital LLC, its Manager

GREENLAND FP LLC

By:	/s/ Joseph Cosmai
Name: Joseph Cosmai
Title: Manager of Euclidean Capital LLC, its Manager

GREENLAND NFP B LTD.

By:	/s/ Joseph Cosmai
Name: Joseph Cosmai
Title: Manager of Euclidean Capital LLC, its Vice President

GREENLAND NFP LLC

By:	/s/ Joseph Cosmai
Name: Joseph Cosmai
Title: Manager of Euclidean Capital LLC, its Manager

EXHIBIT 1

AGREEMENT

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Date: February 12, 2021

EUCLIDEAN CAPITAL LLC

By:	/s/ Joseph Cosmai
Name: Joseph Cosmai
Title: Manager

/s/ James H. Simons
JAMES H. SIMONS

/s/ Marilyn H. Simons
MARILYN H. SIMONS

/s/ Ashvin B. Chhabra
ASHVIN B. CHHABRA

GREENLAND A LLC

By:	/s/ Joseph Cosmai
Name: Joseph Cosmai
Title: Manager of Euclidean Capital LLC, its Manager

GREENLAND FP LLC

By:	/s/ Joseph Cosmai
Name: Joseph Cosmai
Title: Manager of Euclidean Capital LLC, its Manager

GREENLAND NFP B LTD.

By:	/s/ Joseph Cosmai
Name: Joseph Cosmai
Title: Manager of Euclidean Capital LLC, its Vice President

GREENLAND NFP LLC

By:	/s/ Joseph Cosmai
Name: Joseph Cosmai
Title: Manager of Euclidean Capital LLC, its Manager